8:23 PM
10/17/23
Accrual Basis

The Shift
Profit & Loss - Unaudited
January through December 2022

		Jan - Dec 22
Ordinary Income/Expense		
Expense		
Crowdfunding Cost		
CF-Advertising and Promotion		
CF-Test Footage	6,933.53	
CF-General Promotion	487,236.73	
Total CF-Advertising and Promotion		494,170.26
CF-Crowdfunding Fees		40,719.52
CF-Supplies		173.35
CF-Clearing		2,000.00
CF-Outside Services		1,356.00
CF-Accounting & Legal		30,470.00
Total Crowdfunding Cost		568,889.13
Movie Production Cost		
MP-Locations Manager		750.00
MP-Taxes and Licenses		
MP-Franchise Tax Board Payment	1,332.93	
Total MP-Taxes and Licenses		1,332.93
MP-Service Charges & Fees		59,095.08
MP-Film Production Cost		
MP-Casting Expense	4,000.00	
MP-Costumes	10,000.00	
MP-Producer Payments	149,373.89	
MP-Preproduction Tavel	13,267.43	
MP-Production Travel	19,587.69	
Total MP-Film Production Cost		196,229.01
MP-Advertising and Promotion		
MP-General Promotion	2,425.00	
Total MP-Advertising and Promotion		2,425.00
MP-Clearing		399,391.72
MP-Outside Services		76.81
MP-Accounting & Legal Services		3,234.83
Total Movie Production Cost		662,535.38
Total Expense		1,231,424.51
Net Ordinary Income		-1,231,424.51
Other Income/Expense		
Other Income		
Other Income		
Angel Studios App Income		930.00
Interest Income		228.34
Total Other Income		1,158.34
Total Other Income		1,158.34
Net Other Income		1,158.34
Net Income		**-1,230,266.17**